HUNTINGTON INSURANCE

ATTN: Vicky Dielman

440 POLARIS PKWY., #400

WESTERVILLE, OH 43082

INSURED:	VALUED ADVISERS TRUST
PRODUCT:	DFIBond
POLICY NO:	70437039
TRANSACTION:	ENDT_CORR

FEDERAL INSURANCE COMPANY
Endorsement No:	5
Bond Number:	70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Valued Advisers Trust

Angel Oak Multi-Strategy Income Fund (A, C, Institutional Shares)

BRC Large Cap Focus Equity Fund

Cloud Capital Strategic Large Cap Fund

Cloud Capital Strategic Mid Cap Fund

Dreman Contrarian Small Cap Value Fund (Class A, Retail, Institutional)

Geier Strategic Total Return Fund

Golub Group Equity Fund

Granite Value Fund

Green Owl Intrinsic Value Fund

Longview Tactical Allocation Fund

LS Opportunity Fund

Mitchell Capital All-Cap Growth Fund

SMI Dynamic Allocation Fund

Sound Mind Investing Balanced Fund

Sound Mind Investing Fund

TEAM Asset Strategy Fund

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1

BFS Equity Fund [effective November 8, 2013]

Dana Large Cap Equity Fund [effective October 28, 2013]

This Endorsement applies to loss discovered after 12:01 a.m. on September 22, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 14, 2013

ICAP Bond

Form 17-02-0949 (Ed. 1-97) Page 2